News Release	AMEX, TSX Symbol: NG

Revised Exploration & Development Update and 3 rd Quarter Financial Results Conference Call and Webcast Date

20 October 2005 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

Pending a series of anticipated news releases the NovaGold Exploration & Development Update and 3rd Quarter Financial Results conference call and webcast has been re-scheduled for Wednesday, October 26th, 2005 at 4:30 PM Eastern Time (1:30 PM Pacific). The Conference Call and Webcast will review developments at Galore Creek, Rock Creek, Donlin Creek, Ambler and Khotol projects as well as the Company’s 3rd quarter financial results.

To participate in the conference call, please dial 416-695-5261 or toll free at 1-877-888-3855. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net

The call will also be available for replay until November 9th, 2005 by calling 416-695-5275 or 1-888-509-0081. The webcast link will also be archived on the NovaGold website.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.